

Mail Stop 7010

December 29, 2008

via U.S. mail and facsimile

Dr. Michael J. Hartnett, CEO
RBC Bearings Incorporated
One Tribology Center
Oxford, Connecticut 06478

> **RE: RBC Bearings Incorporated**
> **Form 10-K for the Fiscal Year Ended March 29, 2008**
> **Filed May 28, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended June 28, 2008 and**
> **September 27, 2008**
> **Schedule 14A Filed on July 25, 2008**
> **File No. 0-51486**

Dear Dr. Hartnett:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 29, 2008

Item 1. Business, page 1

General

1. In accordance with Item 101(c)(1)(ix) of Regulation S-K, in future filings please include disclosure about any material portion of your business that may be subject to

renegotiation of profits or termination of contract or subcontracts at the election of the government, or include a cross reference if the discussion is covered elsewhere in the filing. We note your "Future reductions or changes in U.S. government spending could negatively affect our business" risk factor disclosure on page 8, and the disclosure in paragraph six of Note 17 on page 63.

2. Given the nature of your business (we note your "Inventory Management" discussion on page 3), in future filings please explain your industry practices related to the working capital items. See Item 101(c)(1)(vi) of Regulation S-K. To the extent applicable, please discuss if you provide your customers with extended payment terms.

Item 9A. Controls and Procedures, page 66

3. In future filings, please clarify whether or not your disclosure controls and procedures are effective.

Schedule 14A Definite Proxy Statement Filed on July 25, 2008

Compensation Discussion and Analysis, page 14

General

4. We note that your disclosure about base salaries on page 16 does not address the salaries of the other named executive officers other than the CEO and also note that your disclosure related to payments in connection with a change in control or a termination event (pages 18 and 26, respectively) does not discuss the other named officers. In future filings please ensure that your compensation discussion and analysis encompasses disclosure about all of the named executive officers for each component.

Compensation Objectives and Philosophy, page 15

5. In future filings please quantify by how much the annual and long-term incentive awards exceed the industry averages.

Annual Incentive Compensation Plan, page 16

6. In future filings please disclose that the annual incentive payments are made under the company's incentive compensation plan, as noted in the summary compensation table on page 19.

7. We note that EBITDA, sales, revenues, and profit targets are material for purposes of determining the amount of bonus paid to a named executive officer. In future filings please quantify the corporate performance target goals and disclose how the actual bonus amount earned by, or paid to, a named executive officer was calculated.

8. If in the past the CEO has adjusted the bonus amounts discretionarily, in future filings please disclose these occurrences, as well as how the CEO exercised his discretion.

Long-Term Equity Incentive Program, page 17

9. In future filings please disclose more detail regarding the factors taken in consideration by the compensation committee in determining the number of shares of stock options and/or restricted shares granted to each named executive officer. Your discussion should provide a comprehensive analysis of the substance of the compensation committee's decision, such as how the compensation committee determined the mix between option awards and restricted share awards to grant to a named executive officer.

10. Further, please disclose the frequency of these grants and how the determination is made as to when the equity awards are granted, all in accordance with Item 402(b)(2)(iv) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Era Anagnosti at (202) 551-3369, or in her absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767.

Sincerely,

Terence O'Brien
Accounting Branch Chief